Mail Stop 3720

      							March 23, 2006

Mr. Curtis Okumura
Chief Executive Officer, President, Director
and Principal Financial and Accounting Officer
Titan Global Holdings, Inc.
44358 Old Warm Springs Boulevard
Fremont, California  94538

	Re:	Titan Global Holdings, Inc.
      Form 10-KSB for Fiscal Year Ended August 31, 2005
		Filed January, 23, 2006

      Forms 10-QSB for Fiscal Quarter Ended November 30, 2005
		File No. 0-32847

Dear Mr. Okumura:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended August 31, 2005

Restatement, page 2

1. We note that on December 31, 2005 you entered into an agreement with Farwell for the rescission of the stock purchase agreement and as a result have restated your financial statement for the year ended
August 31, 2005. In this regard, please tell us why the restatement is appropriate instead of accounting for rescission as of the date you agreed to it. Please refer to your basis in accounting literature.

Risks related to the Company`s current financing arrangements, page
23

2. We note that you are not currently in compliance with your obligation to have a registration statement registering shares of common stock issuable to Laurus. In addition, you state that your failure to comply with the Laurus registration obligation constitutes an event of default which entitles Laurus an amount in cash equal to
1.0% for each thirty day period, on a daily basis, of the original principal amount of the convertible notes. In this regard, tell us whether you have accrued for this liability. If you have not accrued for this liability, please explain your reasoning, citing accounting literature used. In addition, disclose in the footnotes to your financial statements all information required by SFAS 5.

Critical Accounting Policies, page 38

3. You state that "the Company has excess capacity in its manufacturing facilities. Currently, the Company is not capitalizing any costs related to this excess capacity as the recoverability of such costs is not certain." Please tell us what costs you are not capitalizing and your basis in the accounting literature for not capitalizing these costs. Also, tell us and disclose why long lived assets associated with these manufacturing facilities were not impaired under FAS 144.

4. Please disclose the estimates and assumptions used to test long lived assets and intangibles. This disclosure should supplement, not duplicate, the description of your accounting policies that are already disclosed in the notes to the financial statements.

	Further, critical accounting estimates and assumptions are
based
on matters that 	are highly uncertain.  For this reason, you
are
required to analyze their specific 	sensitivity to change,
based
on other outcomes that are reasonably likely to occur 	and would
have
a material effect on financial condition or operating performance
	and provide quantitative as well as qualitative disclosure
when
quantitative 	information is reasonably available and will
provide
material information for 	investors.  Revise to include
sensitivity analysis and other quantitative 	information that is
reasonably available.

For additional guidance, please refer the Commission`s
Interpretive
Release on Management`s Discussion and Analysis of Financial
Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

3.  Summary of Significant Accounting Policies:
Consolidation Policy, page 48

5. It appears that Oblio Telecom, Inc. (Oblio) is a variable interest entity in accordance with FIN 46R. As such, tell us how you determined that you are the primarily beneficiary and should consolidate Oblio. Please provide us with your detailed analysis of
FIN 46R for Oblio. In addition tell us your business reason for not purchasing Oblio on your own.

Revenue Recognition, page 49

6. With regard to your prepaid phone cards please tell us and disclose if you recognize revenue on a gross or net basis per EITF 99-19. Provide us with your analysis of EITF 99-19. If you recognize revenue on a gross basis, tell us why recognizing revenue upon the shipment and activation of the prepaid cards is appropriate.

4. Mergers and Acquisitions, page 53

7. We note your reference to the independent valuation expert in regard to the allocation of the purchase price. While you are not required to make reference to the independent valuation, when you do you should also disclose the name of the expert. Your disclosure should explain the methods and significant assumptions used in the valuation. Please revise in future filings.

8. You state that since MVNO was a new initiative after the fiscal year ended August 31, 2005, Oblio had no amortization of the intangible asset allocated to the MVNO contract of $17,742.
Please
tell us and disclose more information on the MVNO contract and assumptions used to value this asset. Refer to your basis in accounting literature.


Loans and Notes Payable, page 57
Laurus Loans, page 57

9. Please tell us how you have applied the guidance in EITF Issue
00-
19 in evaluating whether the debt conversion feature for the secured
convertible term note issued to Laurus is an embedded derivative that
you should separate from the debt host and account for at fair value
under SFAS 133. It appears that this note may not meet the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19 since the note has a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the note. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-
19.
In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment equal to 1.0% of the product of the original principal amount of the note per month until the event is cured, with no cap on the maximum penalty that could be
incurred.  Additionally, you will incur these liquidated damages if
your common stock is not listed or quoted, or is suspended from trading for the periods outlined in the agreement. We note the EITF recently deliberated the impact of these liquidated damages
clauses
and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument
Subject to Issue No. 00-19.   The EITF has not reached a consensus
on
this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host.

In addition, it appears that the warrants issued to Laurus are also subject to the same registration rights agreement noted above for the secured convertible debt. As a result, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19 and your consideration of EITF 05-4. Please advise.


Capital Source Loans, page 61

10. We refer to your statement that the fair value of the
63,750,000
shares of stock of $14,312,000 was capitalized loan fees and are being amortized over the 15 month life of the Term Note B. Tell us where this is recorded in your financial statements. If this relates to the 66,000,000 shares rescinded per the restatement, please revise or advise.

Other Loans, page 63

11. We note that on August 12, 2005 you entered into an 18-month promissory note in the amount of $2,500. You also state in your Form
10-K that certain events of default related to this note occurred subsequent to year end and have been waived by the holders. In this regard, tell us whether you have classified this note a current or long term in your Form 10-Q for the fiscal quarter ended November 30,
2005. If you classified the note as long term, please explain. Refer to your basis in accounting literature.

8. Commitments and Contingencies, page 67
Contingencies, page 68

12. We note your statement that you believe that you do not have any material asset retirement obligations or environmental remediation liabilities related to leased manufacturing facilities. You also state that due to your lack of experience with facility closures and the related asset retirements, you are unable to estimate an asset retirement obligation. It appears to us that these two statements contradict each other. Please explain and revise your disclosure.

19.  Stockholders` Equity, page 68

13. We note that adjustment #1 is for $160,000 and your explanation states that the Company received $667,000 during the fiscal year ended August 31, 2004 and offset the value of these warrants as financing costs related to the offering. Please tell us in detail, citing the appropriate accounting literature, how you accounted for this transaction. Also tell us why $507,000 was recorded as deferred compensation. Please provide us with the journal entries used.

14. Your adjustment #4 states that on July 29, 2003, Irrevocable Children`s Trust (ITC), the Company`s largest shareholder, issued 1,000,000 warrants to purchase shares of common stock owned by ITC at
$0.50 per share to each Mr. Bob Ciri and Mr. Andrew Glashow as part of employment agreements to serve as your CEO and President, respectively. The fair value of the options was amortized and expensed over the term of the employment contracts. Given that the warrants were issued by ITC, please tell us why you recorded these warrants on your financial statements and include in your response references to the appropriate accounting literature. In addition, provide us with your journal entries for this entire transaction, including your repurchase of $50,000.

Form 10-QSB for the Fiscal Quarter ended November 30, 2005

Note 5. CapitalSource Default

15. Please tell us if you are accruing the $6,500 per day non-compliance fee. If not, tell us why and refer to your basis in the accounting literature.

Operating Expenses, page 18

16. We note that the increase in general and administrative expenses was due in major part to the additional amortization incurred by your
Oblio division regarding the intangible assets acquired. We believe that the captions "cost of sales" and "gross profit" that excludes depreciation and amortization directly attributed to the generation of revenue inappropriately reports a figure for income before depreciation and amortization. Please revise your presentation to either reclassify the applicable depreciation and amortization to "cost of sales" or remove the caption "gross margin" and indicate the amount of applicable depreciation and amortization that is excluded from "cost of sales."


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Inessa Berenbaum, Senior Staff Accountant, at
(202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Curtis Okumura
Titan Global Holdings, Inc.
March 23, 2006
Page 7



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE